EXHIBIT 99.1

GOLD STANDARD VENTURES FINDS NEW GOLD ZONE WEST-NORTHWEST of HIGH-GRADE NORTH BULLION DEPOSIT

Core hole RR17-06 intersects 41.7m of 1.91g Au/t including 7.6m of 6.32g Au/t in the Railroad District

November 15, 2017 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN:GSV) (“Gold Standard” or the “Company) today announced results from 8 exploration scout holes completed west-northwest and north of the North Bullion deposit on its 100%-owned/controlled Railroad Project in Nevada’s Carlin Trend.  Assays for two additional drill holes are pending.  Collectively, these drill holes are a portion of Gold Standard’s 2017 US$15.5 million program which includes up to 48,800 m of reverse-circulation (RC) and core drilling in 117 holes (see February 2, 2017 news release).

Core hole RR17-06 intersected 41.7m of 1.91 g Au/t, including a higher-grade zone of 7.6m of 6.32 g Au/t (please go to the following link - https://goldstandardv.com/lp/north-bullion-novdrill-maps).  This intercept is approximately 375m west-northwest of the closest mineralized drill hole and identifies a new gold zone outboard from the new North Bullion maiden resource. Three other drill holes in this area were lost prior to completion and two more drill holes have not yet been assayed.

The primary objective of the 2017 North Bullion drill program was to test for extensions of the Lower Breccia Gold Zone to the west-northwest and north of the new North Bullion maiden resource announced on September 21, 2017. Drilling followed-up on the 2016 results in RR16-01 which intersected 65.6m of 3.17 g Au/t, including a higher-grade interval of 8.5m of 11.16 g Au/t located west-northwest of previous drilling (announced on August 30, 2016); and, RR16-05 which returned 19.8m of 4.40 g Au/t, including a higher-grade interval of 5.3m of 7.02 g Au/t located north of previous drilling (announced on January 23, 2017).  Based on 2016 drilling successes, Gold Standard continued with a more cost-effective approach to drilling North Bullion by using reverse-circulation (RC) rigs to drill and case holes (so-called pre-collars) to depths immediately above the target before switching to a core rig to complete the hole through the mineralized zone.

Jonathan Awde, CEO and Director of Gold Standard, commented: “Hole 6 confirms to us that the North Bullion deposit mineralization has considerable room to grow. North Bullion continues to be a very encouraging prospect with marked similarities to the large gold deposits in the northern part of Carlin.”

Key Highlights

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Core hole RR17-06 intersected 41.7m of 1.91g Au/t, including a higher-grade zone of 7.6m of 6.32g Au/t.  Mineralization is mixed oxide and sulfide and hosted in decalcified and variably silicified multilithic collapse breccia (mlbx), and underlying dolomitic breccia. The mlbx developed at the top of the Devonian Devils Gate Limestone is the preferred host for lower zone gold mineralization at North Bullion.

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The RR17-06 intercept is approximately 375m west-northwest of the closest mineralized drill hole, RR16-01.  RR17-06 was designed to test a west-northwest striking trend of higher-grade gold mineralization, in a new structural block, hanging wall to a northeast-striking fault.  This is the first gold intercept in this structural block and the intercept remains open in all directions.

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Due to poor downhole drilling conditions, the core portions of holes RR17-04, -07, -09 ended before fully testing their intended targets.  Drillers will attempt to re-enter and complete RR17-09 later this year.

North Bullion drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
RR16-07	RC / Core	0	-85	617.7	No assays >0.30 g Au/t
RR17-01	RC / Core	090	-70	500.3	395.7 – 400.3	4.6	0.45
RR17-02	RC / Core	045	-75	567.7	406.7 – 408.2	1.5	0.30
					484.5 – 486.0	1.5	0.32
RR17-03	RC / Core		-90	427.1	361.0 – 362.2	1.2	2.16
					363.7 – 366.8	3.1	0.60
RR17-04	RC / Core	090	-55	451.8	421.3 – 445.7	24.4	0.46
RR17-05	RC / Core	132	-70	496.0	369.5 – 371.9	2.4	0.62
					432.0 – 433.5	1.5	0.42
					461.0 – 462.5	1.5	0.36
					464.0 – 465.7	1.7	0.32
RR17-06	RC / Core		-90	722.6	568.0 – 569.5	1.5	0.54
Including					575.4 – 583.2	7.8	0.32
					598.5 – 639.6	41.7	1.91
					598.4 – 606.0	7.6	6.32
RR17-07	RC / Core	090	-70	451.5	No assays >0.30 g Au/t
RR17-08	RC / Core	130	-80	676.2	Assays pending
RR17-09	RC / Core	090	-75	433.5	Assays pending
** Gold intervals reported in this table were calculated using a 0.30 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “The fact that we can step out 375 meters on trend into a new fault block and hit high-grade gold beneath post-mineral volcanic cover demonstrates the discovery potential we have at Railroad-Pinion.  We continue to grow the size of this large system, following the typical exploration progression on the Carlin Trend.  There is tremendous untested potential in the area around North Bullion, and we plan to use geophysics and scout drilling to follow up on this new zone in RR17-06, as well as test other new covered targets.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the remaining material retained in the original core box.  A blank or certified reference material was inserted approximately every tenth sample.  The core and RC samples were delivered to either ALS Minerals or Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized.  Resulting sample pulps were shipped to either ALS Minerals or Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by Minex or International Directional Services of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com